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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934
(Amendment No. 1 )

Harding Lawson Associates Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

412293102
(Cusip Number)

Daniel H. Abramowitz, Hillson Partners Limited Partnership, 6900 Wisconsin
 Avenue, Suite 501, Bethesda, Maryland  20815  (301) 656-9669
(Name, Address and Telphone Number of Person Authorized to Receive Notices and Communications)

September 30, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previousely filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
 Schedule because of Rule 13d-1(b)(3) or (4), check the following box    .

Check the following box if a fee is being paid with this statement    .


CUSIP N0.  412293102  Page 2 of 7 Pages

1.  NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Hillson Partners Limited Partnership

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

	MARYLAND

7.  SOLE VOTING POWER

322,428 SHARES

8.  SHARED VOTING POWER

0 SHARES

9.  SOLE DISPOSITIVE POWER

322,428 SHARES

10.  SHARED DISPOSITIVE POWER

0 SHARES

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

322,428 SHARES

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.47%

14.  TYPE OF REPORTING PERSON*

PN

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Item 1.  Security and Issuer.

	This statement relates to the shares of common stock, $.01 par value per share
 (the "Shares") of Harding Lawson Associates Group, Inc.  (the"Issuer") which maintains its principal executive offices at 707 Seventeenth Street, Suite
 2400, Denver, Colorado 80802.

Item 2.  Identity and Background.

	(a), (b) and (c) This statement is filed by Hillson Partners Limited Partnership ("Hillson"), 6900 Wisconsin Avenue, Suite 501, Bethesda, Maryland 20815. Hillson was formed as a limited partnership in October of 1991 under the laws of the State of Maryland for the purpose, among other things, of investing its assets in stocks, bonds and other financial instruments. The general partner of Hillson is Hillson Financial Management, Inc., a Maryland corporation whose President and controlling stockholder is Daniel H. Abramowitz.

	(d)  During the past five years, neither Hillson nor Mr. Abramowitz has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e) During the past five years, neither Hillson nor Mr. Abramowitz has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

	(f) Hillson is a Maryland limited partnership.

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Item 3.  Source and Amount of Funds.

	The aggregate purchase price, including brokerage commissions, for the 322,428 Shares acquired by Hillson as of the close of business on July 30, 1999 is $2,441,029. Such funds were provided by Hillson's working capital.

Item 4.  Purpose of Transaction.

	Hillson has purchased the Shares for capital appreciation. Hillson has no current plans or proposals regarding any extraordinary transaction involving the Issuer, including any merger, reorganization or liquidation, sale or transfer of assets, change in the board of directors or management, change in the present capitalization or dividend policy, change in business or corporate structure, change in the charter or by-laws or any action similar
 to any of the foregoing.	Hillson may buy or sell Shares in the future
 depending on price, availability and general market conditions.

 Hillson believes that the Issuer's shares are significantly undervalued. Hillson has had discussions with the Issuer and other shareholders regarding various ways to enhance shareholder value, and Hillson expects to continue to have such discussions in the future. Specifically, Hillson believes that there are numerous strategic buyers that would be interested in acquiring the Issuer at a price and within a time frame that would make this the most attractive option for shareholders. Hillson has communicated this to the Issuer and intends to continue to do so. In addition, Hillson has also suggested that the Issuer consider a self-tender offer as another way to enhance shareholder value in both the short and long-term.

 In the event that the Shares remain undervalued and the Issuer does not take steps such as those listed above an/or other steps that Hillson views as favorable to shareholders, Hillson will explore other alternatives, including but not limited to seeking representation on the Board of Directors of the Issuer, submitting proposals for stockholder approval at annual or special meetings or supporting similar efforts by other stockholders.


 Except as disclosed herein, Hillson has no current intention with respect to any action referred to in the text of Item 4 of Schedule 13D, however, Hillson reserves the right to act with respect to any of them as it deems in its own best interests at any time.

Item 5.  Interest in Securities of the Issuer.

	(a) As of the close of business on September 30, 1999 Hillson owned beneficially 322,428 Shares representing 6.47% of the Shares outstanding.


 The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 4,981,828 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Annual Report on Form 10-k for the fiscal year ended May 31, 1999.

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(b) The information in Items 7 through 10 of the cover sheet to this Schedule 13D is incorporated herein by reference.

	(c) All transactions by Hillson in the Shares in the sixty days preceding the date of the Statement are reported on Schedule A attached hereto and incorporated herein by reference. All such transactions were open market transactions effected by Hillson, unless otherwise indicated, on the NASDAQ national market system.

	(d)  No person, other than Hillson, has the right to receive dividends from, and proceeds from the sale of, the Shares reported on herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

	None.

Item 7.  Material to be Filed as Exhibits.
	None.







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SIGNATURE
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 5, 1999

						Hillson Partners Limited Partnership

						By:  Hillson Financial Management, Inc.

						By:
						       Daniel H. Abramowitz
						       President

















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SCHEDULE A

	Transactions by Hillson Partners Limited Partnership in the Shares of DMI in the sixty days preceding the date of this Statement.

		      	Number of
Date		  	Shares Purchased	     	Price Per Share*

8/2/99	     		15,000		                 8.55

9/1/99	     	 	2,500		                	8.498

9/3/99	     	  5,000		                 8.692

9/8/99         1,500                   8.606

9/13/99        1,500                   8.442

9/14/99        5,000                   8.243

9/15/99        2,500                   8.222

9/21/99        5,000                   8.055

9/24/99        1,000                   8.20

9/27/99        1,500                   8.192

9/29/99        9,000                   8.046

9/30/99       12,000                   7.858

*  Includes brokerage commissions